SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 30)*

                             Icahn Enterprises L.P.
                                (Name of Issuer)

            Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                  029169 10 9
                                 (CUSIP Number)

                                Keith Schaitkin
                             Deputy General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 15, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Arnos Sub Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,622,745

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,622,745

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,622,745

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.25%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,447,786

8  SHARED VOTING POWER
     6,392,315

9  SOLE DISPOSITIVE POWER
     2,447,786

10 SHARED DISPOSITIVE POWER
     6,392,315

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,840,101

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.94%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Caboose Holding LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,106,228

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,106,228

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,106,228

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.61%

14 TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME  OF  REPORTING  PERSON
     CCI  Offshore  LLC

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) /x/
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     1,706,723

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
     1,706,723

10 SHARED  DISPOSITIVE  POWER
     0

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,706,723

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     2.11%

14 TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME  OF  REPORTING  PERSON
     CCI  Onshore  LLC

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) /x/
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     3,515,515

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
     3,515,515

10 SHARED  DISPOSITIVE  POWER
     0

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,515,515

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     4.35%

14  TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Gascon Partners

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     11,892,167

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     11,892,167

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.72%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME  OF  REPORTING  PERSON
     High  Coast  Limited  Partnership

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) /x/
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS  2(d) or 2(e)                                                       / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     38,509,836

8  SHARED  VOTING  POWER
     3,515,515

9  SOLE  DISPOSITIVE  POWER
     38,509,836

10 SHARED  DISPOSITIVE  POWER
     3,515,515

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     42,025,351

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     52.01%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Highcrest Investors Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,866,379

8  SHARED VOTING POWER
     2,622,745

9  SOLE DISPOSITIVE POWER
     3,866,379

10 SHARED DISPOSITIVE POWER
     2,622,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,489,124

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.03%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME  OF  REPORTING  PERSON
     Icahn  Management  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) /x/
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     3,410,441

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
     3,410,441

10 SHARED  DISPOSITIVE  POWER
     0

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,410,441

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     4.22%

14 TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME  OF  REPORTING  PERSON
     Modal  LLC

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) /x/
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     428,752

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
     428,752

10 SHARED  DISPOSITIVE  POWER
     0

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     428,752

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     0.53%

14 TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Thornwood Associates Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     4,286,087

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     4,286,087

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,286,087

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.30%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Arnos Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,622,745

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,622,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,622,745

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.25%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Unicorn Associates Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,622,745

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,622,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,622,745

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.25%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     ACF Industries Holding Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,622,745

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,622,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,622,745

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.25%

14  TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Buffalo Investors Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     6,489,124

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     6,489,124

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,489,124

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.03%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Starfire Holding Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     6,489,124

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     6,489,124

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,489,124

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.03%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME  OF  REPORTING  PERSON
     Odysseus  Holding  Corp.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) /x/
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
     1,706,723

9  SOLE  DISPOSITIVE  POWER
     0

10 SHARED  DISPOSITIVE  POWER
     1,706,723

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,706,723

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     2.11%

14 TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Little Meadow Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     53,917,518

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     53,917,518

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     53,917,518

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.72%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     CCI Manager LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,410,441

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,410,441

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,410,441

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.22%

14 TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
     Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) /x/
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     74,792,659

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     74,792,659

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     74,792,659

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     92.56%

14 TYPE OF REPORTING PERSON
     IN

                        SCHEDULE 13D - Amendment No. 30

Item 1. Security and Issuer

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 30 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. This filing relates to the depositary units of the Issuer, Icahn Enterprises L.P., a Delaware Limited Partnership (the "Depositary Units"). The address of the principal executive office of the Issuer is 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Item 2. Identity and Background

Item  2  of  the Initial 13D is hereby amended by the addition of the following:

Each of Arnos Sub Corp., a Delaware corporation ("Arnos Sub"), Arnos Corp., a Nevada corporation ("Arnos"), Caboose Holding LLC, a Delaware limited liability company ("Caboose"), and Modal LLC, a Delaware limited liability company
("Modal"), shall be included within the definition of the term "Reporting Persons." Each of Arnos Sub, Arnos, Caboose and Modal is primarily engaged in the business of holding securities. The principal business address of each of Arnos Sub, Arnos, Caboose and Modal is 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Carl C. Icahn: (i) is the sole stockholder of Starfire, which is the sole stockholder of Buffalo, which owns 99.3% of Highcrest, which is the sole stockholder of ACF Holding, which is the sole stockholder of Unicorn, which is the sole stockholder of Arnos, which is the sole stockholder of Arnos Sub; (ii) the sole stockholder of Barberry, which is the managing member of Caboose; and
(iii) the sole member of Modal. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Arnos Sub, Arnos, Caboose and Modal. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Arnos Sub, Arnos, Caboose and Modal are set forth in Schedule A attached hereto.

Neither Arnos Sub, Arnos, Caboose, Modal nor any manager or executive officer thereof has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item  3  of  the Initial 13D is hereby amended by the addition of the following:

     The information set forth below in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

Item  4  of  the Initial 13D is hereby amended by the addition of the following:

On January 15, 2010, the transactions contemplated by the Contribution and Exchange Agreement dated as of January 12, 2010, by and among the Issuer, Barberry, Beckton Corp., Koala Holding Limited Partnership, High River Limited Partnership and Meadow Walk Limited Partnership (the "Viskase Agreement"), and the Contribution and Exchange Agreement dated as of January 12, 2010, by and among the Issuer, Barberry, Caboose, Modal and Beckton Corp. (the "ARI Agreement" and together with the Viskase Agreement, the "Agreements"), were consummated, pursuant to which, among other things: (i) 2,915,695 Depositary Units in the aggregate were issued to Arnos Sub and Barberry in exchange for the contribution to the Issuer of 25,560,929 shares of common stock of Viskase Companies, Inc.; and (ii) 3,116,537 Depositary Units in the aggregate were issued to Barberry, Caboose and Modal in exchange for the contribution to the Issuer of 11,564,145 shares of common stock of American Railcar Industries, Inc. Pursuant to the Agreements, the Depositary Units issued to Arnos Sub, Barberry, Caboose and Modal will have certain registration rights. The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, copies of which are filed herewith as Exhibits 1 and 2 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item  5  of  the  Initial  13D  is  hereby  amended  and  restated  as  follows:

(a) After taking the transactions described in Item 4 into account, the Reporting Persons may be deemed to beneficially own, in the aggregate, 74,792,659 Depositary Units, representing approximately 92.56% of the Issuer's outstanding Depositary Units, and 11,360,173 Preferred Units, representing approximately 86.54% of the Issuer's outstanding Preferred Units (based upon:
(i) the 74,775,597 Depositary Units and 13,127,179 Preferred Units stated to be outstanding as of November 2, 2009 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on November 4, 2009; and (ii) the 6,032,232 Depositary Units issued to Arnos Sub, Barberry, Caboose and Modal in connection with the transactions described in Item 4).

(b) Arnos Sub has sole voting power and sole dispositive power with respect to 2,622,745 Depositary Units, representing approximately 3.25% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Arnos, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn (by virtue of their relationships to Arnos Sub) may be deemed to indirectly beneficially own the Depositary Units which Arnos Sub owns. Each of Arnos, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Barberry has sole voting power and sole dispositive power with respect to 2,447,786 Depositary Units, representing approximately 3.03% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, Mr. Icahn (by virtue of his relationship to Barberry) may be deemed to indirectly beneficially own the Depositary Units which Barberry owns. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Caboose has sole voting power and sole dispositive power with respect to 2,106,228 Depositary Units, representing approximately 2.61% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Caboose) may be deemed to indirectly beneficially own the Depositary Units which Caboose owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

CCI Offshore has sole voting power and sole dispositive power with respect to 1,706,723 Depositary Units, representing approximately 2.11% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Odysseus and Mr. Icahn (by virtue of their relationships to CCI Offshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Offshore owns. Each of Odysseus and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

CCI Onshore has sole voting power and sole dispositive power with respect to 3,515,515 Depositary Units, representing approximately 4.35% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 11,892,167 Depositary Units, representing approximately 14.72% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 38,509,836 Depositary Units, representing approximately 47.66% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 3,866,379 Depositary Units, representing approximately 4.78% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Buffalo, Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Buffalo, Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Icahn Management has sole voting power and sole dispositive power with respect to 3,410,441 Depositary Units, representing approximately 4.22% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of CCI Manager and Mr. Icahn (by virtue of their relationships to Icahn Management) may be deemed to indirectly beneficially own the Depositary Units which Icahn Management owns. Each of CCI Manager and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Modal has sole voting power and sole dispositive power with respect to 428,752 Depositary Units, representing approximately 0.53% of the Issuer's outstanding
Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, Mr. Icahn (by virtue of his relationship to Modal) may be deemed to indirectly beneficially own the Depositary Units which Modal owns. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 4,286,087 Depositary Units, representing approximately 5.30% of the Issuer's outstanding Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) The following table sets forth all transactions with respect to Depositary Units effected by any of the Reporting Persons during the past sixty (60) days.

                                      Depositary
Name          Date                    Units Acquired          Price
----          ----                    --------------          -----
Arnos Sub     January 15, 2010         (1) 2,622,745           (1)
Barberry      January 15, 2010         (2)   581,557           (2)
Barberry      January 15, 2010         (1)   292,950           (1)
Caboose       January 15, 2010         (2) 2,106,228           (2)
Modal         January 15, 2010         (2)   428,752           (2)
__________________________
(1)  Depositary Units issued pursuant to the Viskase Agreement. See Item 4.
(2)  Depositary Units issued pursuant to the ARI Agreement. See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item  6  of  the Initial 13D is hereby amended by the addition of the following:

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Contribution and Exchange Agreement dated as of January 12, 2009, by and among the Issuer, Barberry, Beckton Corp., Koala Holding Limited Partnership, High River Limited Partnership and Meadow Walk Limited Partnership (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on January 15,
     2010)

2. Contribution and Exchange Agreement dated as of January 12, 2009, by and among the Issuer, Barberry, Caboose, Modal and Beckton Corp. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on January 15, 2010)

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: January 15, 2010

ACF INDUSTRIES HOLDING CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title:  Vice  President

ARNOS  CORP.

By:  /s/Keith Cozza
     --------------
     Name: Keith Cozza
     Title: Authorized Signatory

ARNOS  SUB  CORP.

By:  /s/Keith Cozza
     --------------
     Name: Keith Cozza
     Title: Authorized President

BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

BUFFALO INVESTORS CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: President and Treasurer

CABOOSE  HOLDING  LLC

By:  /s/Keith Cozza
     --------------
     Name: Keith Cozza
     Title:  Treasurer

CCI  MANAGER  LLC

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory

CCI  OFFSHORE  LLC
By:  Odysseus  Holding  Corp.,  its  sole  member

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory

CCI  ONSHORE  LLC
By:  High  Coast  Limited  Partnership,  its  sole  member
By:  Little  Meadow  Corp.,  its  general  partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory

GASCON PARTNERS
By: Little Meadow Corp.
Its: Managing General Partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title:  Authorized  Signatory

HIGH COAST LIMITED PARTNERSHIP
By: Little Meadow Corp.
Its: General Partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

HIGHCREST INVESTORS CORP.

By:  /s/ Keith Cozza
     ---------------
     Name: Keith Cozza
     Title: Vice President

ICAHN  MANAGEMENT  LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward  E.  Mattner
     Title: Authorized Signatory

LITTLE MEADOW CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

MODAL  LLC

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Vice President

ODYSSEUS HOLDING CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

STARFIRE HOLDING CORPORATION

By:  /s/ Keith Cozza
     ---------------
     Name: Keith Cozza
     Title: Authorized Signatory

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
By:  Barberry  Corp.,  its  general  partner

By: /s/ Edward E. Mattner
    ---------------------
    Name: Edward E. Mattner
    Title: Authorized Signatory

UNICORN ASSOCIATES CORPORATION

By: /s/ Edward E. Mattner
    ---------------------
    Name: Edward E. Mattner
    Title: President and Treasurer




/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




   [Signature Page for Amendment No. 30 to Icahn Enterprises Schedule 13D re January 15, 2010 contribution of ARI & Viskase shares to Icahn Enterprises]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.


ARNOS SUB CORP.
Name                         Position
----                         --------
Keith  Cozza                 Director; President; Treasurer; Secretary
Jordan  Bleznick             Vice President/Taxes


ARNOS CORP.
Name                         Position
----                         --------
Carl C. Icahn                Director; President
Gail Golden                  Vice President; Secretary
Edward E. Mattner            Vice President
Keith Cozza                  Authorized Signatory


CABOOSE HOLDING LLC
Name                         Position
----                         --------
Barberry Corp.               Managing Member
Vincent J. Intrieri          Chairman
Edward E. Mattner            President
Keith Cozza                  Treasurer


MODAL LLC
Name                         Position
----                         --------
Carl C. Icahn                Sole Member; President
Brett Icahn                  Vice President
Edward E. Mattner            Vice President